SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aileron Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
00887A105

(CUSIP Number)
December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00887A105	13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS
Scott B. Kapnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
379,608

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
379,608

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
379,608

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 4,541,167 shares of the Issuer’s Common Stock outstanding as of December 31, 2022, as provided by the Issuer.

Item 1.
	(a)	Name of Issuer: Aileron Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 285 Summer Street, Suite 101, Boston, MA 02210

Item 2.
	(a)	Name of Person Filing: Scott B. Kapnick
	(b)	Address of Principal Business Office or, if none, Residence: c/o HPS Investment Partners, LLC 40 West 57th Street, 33rd Floor New York, NY 10019
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common stock, $0.001 par value per share
	(e)	CUSIP Number: 00887A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 379,608
	(b)	Percent of class: 8.4%(1)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 379,608
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 379,608
(iv) Shared power to dispose or to direct the disposition of 0

(1) Based upon 4,541,167 shares of the Issuer’s Common Stock outstanding as of December 31, 2022, as provided by the Issuer.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
Date
/s/ Scott B. Kapnick
Signature
Scott B. Kapnick
Name